

Mail Stop 4628

September 14, 2017

Mr. Chukwuemeka A. Oyolu
Vice President and Controller
Phillips 66
2331 CityWest Blvd.
Houston, TX 77042

Re: Phillips 66
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-35349

Dear Mr. Oyolu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

1. We note you present Refining Margins and Realized Marketing Fuel Margins both on a per barrel basis in your Segments Results discussion. Please provide a definition and calculation of these measures. If such measures do not align with a GAAP measure, please tell us what consideration you gave to identifying them as non-GAAP and providing the information set forth in Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources